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                                                                 EXHIBIT (a)(13)




      Contact:    Investor Relations
                  Herbalife International
                  (310) 410-9600 ext. 32202
                  HerbalifeIR@Compuserve.com

                HERBALIFE REPORTS 1999 THIRD QUARTER EARNINGS

      LOS ANGELES, CA -- October 21, 1999 -- Herbalife International, Inc. (NASDAQ NM: HERBA, HERBB) today reported its financial results for the third quarter ended September 30, 1999.

      Retail sales for the 1999 third quarter increased 11 percent to $446.0 million, from $402.7 million in the 1998 comparable quarter. In local currency terms, retail sales increased 6 percent over the comparable prior year third quarter. Net sales for the 1999 third quarter, after the effect of distributor allowances, increased 12 percent to $238.9 million from $213.0 million in the same quarter last year. Net income increased to $15.5 million, or $0.51 per diluted share, from $7.1 million, or $0.24 per diluted share, in the 1998 third quarter. Net income in the 1999 third quarter includes $0.12 per share benefit from the favorable effect of currency translation on foreign results compared to the year ago quarter. Additionally, the 1998 third quarter included a $6.5 million charge, or approximately $0.14 per share, related to Russian inventory and accounts receivable reserves.

      For the nine months ended September 30, 1999, retail sales increased 8 percent to $1.3 billion compared to $1.2 billion in the same period last year. Net sales for the first nine months of 1999, after the effect of distributor allowances, increased 9 percent to $691.7 million from $632.8 million in the same period last year. Net income increased 6 percent to $39.5 million, or $1.30 per diluted share, from net income of $37.2 million, or $1.24 per diluted share.
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      The following table highlights currency impact by region:

                                           Retail Sales % Change
                     ----------------------------------------------------------------
                      Third quarter 1999 vs. 1998        Nine months 1999 vs. 1998
                     ------------------------------    ------------------------------
                     (in $US)   (in local currency)    (in $US)   (in local currency)
                     --------   -------------------    --------   -------------------
The Americas            +20%           +24%              +15%             +20%
Asia/Pacific Rim        +11%           - 6%              +15%             + 1%
Europe                  -              + 6%              - 7%             - 4%

      In the Americas, retail sales for the 1999 third quarter increased 20 percent to $143.1 million from $119.7 million in the 1998 third quarter. Retail sales in the United States increased 19 percent to $110.2 million for the 1999 third quarter, from $92.8 million in the third quarter of 1998. Retail sales in Mexico increased 91 percent to $12.7 million for the 1999 third quarter. Retail sales in Brazil declined 14 percent to $9.3 million for the third quarter of 1999, as compared to the same period for 1998. However, when measured in local currency, 1999 third quarter retail sales for Brazil increased 37 percent compared to the same quarter in 1998.

      In the Asia/Pacific Rim region, 1999 third quarter retail sales increased 11 percent to $193.7 million from $174.1 million in the third quarter of 1998. Retail sales of $35.2 million in South Korea for the 1999 third quarter increased from $10.0 million in the comparable prior year quarter. Japan's retail sales of $126.8 million declined 6 percent from the same quarter last year. When measured in local currency, 1999 third quarter retail sales for Japan decreased 24 percent compared to the same quarter in 1998.

      Retail sales in Europe were $109.3 million in the third quarter of 1999 compared to $108.8 million in the third quarter of 1998. Within the region, retail sales in Italy increased 27 percent to $28.2 million. Retail sales in The Netherlands and Germany increased 41 percent and 16 percent to $7.5 million and $15.5 million, respectively. Offsetting these increases was a decline to retail sales in Russia of 63 percent to $5.4 million and a decline in the Czech Republic of 64 percent to $3.1 million in the third quarter of 1999.

      Herbalife announced on September 13, 1999 that its Board of Directors accepted a definitive offer from Mark Hughes to purchase all company shares not owned by Mr.
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Hughes for $17.00 per share in cash. The tender offer is set to expire on
November 24, 1999, however Mr. Hughes may further extend the expiration time.

      On November 10, 1999, Herbalife expects to commence operations in India, which will bring to 45 the number of countries in which the Company has established a market presence.

      Herbalife International, Inc. markets nutritional, weight management and personal care products worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the Company.

Forward-looking statements in this press release involve material risks and uncertainties that could cause actual results and events to differ materially from those set forth in the forward-looking statements, including the company's ability to continue to attract, maintain and motivate its distributors, changes in the regulatory environment affecting network marketing sales and sales of foods and dietary supplements, the effects of adverse publicity on sales, volatility in the company's earnings, and other risks and uncertainties detailed from time to time in the company's SEC filings in recent years. For further information, refer to the Company's final prospectus filed in March, 1998 and the Company's Form 10-K for the year ended December 31, 1998.

                                  TABLE FOLLOWS
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SELECTED COMPARATIVE FINANCIAL HIGHLIGHTS (UNAUDITED)
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

                                                       THREE MONTHS ENDED          NINE MONTHS ENDED
                                                          SEPTEMBER 30,               SEPTEMBER 30,
                                                    ------------------------    ------------------------
                                                       1999          1998          1999          1998
                                                    ----------    ----------    ----------    ----------
Sales by Region:
   Europe                                           $  109,294    $  108,842    $  345,493    $  370,155
   The Americas                                        143,078       119,719       400,791       348,684
   Asia/Pacific Rim                                    193,669       174,143       554,321       480,454
                                                    ----------    ----------    ----------    ----------
Total Retail Sales                                     446,041       402,704     1,300,605     1,199,293
Less Distributor Allowance                             207,148       189,672       608,923       566,541
                                                    ----------    ----------    ----------    ----------
Net Sales                                              238,893       213,032       691,682       632,752
Cost of Sales                                           63,469        57,738       179,586       165,884
Royalty Overrides                                       66,747        61,253       201,686       183,929
Marketing, Distribution &
          Administration Expenses                       82,918        82,559       245,929       223,205
Interest Income                                            157           396           993         2,072
                                                    ----------    ----------    ----------    ----------
Income before Income Taxes and Minority Interest        25,916        11,878        65,474        61,806
Taxes                                                    9,978         4,573        25,208        23,795
Minority interest                                          393           253           816           842
                                                    ----------    ----------    ----------    ----------
Net Income                                          $   15,545    $    7,052    $   39,450    $   37,169
                                                    ==========    ==========    ==========    ==========

Earnings per Share - Basic                          $     0.54    $     0.25    $     1.38    $     1.28
                                                    ==========    ==========    ==========    ==========
Earnings per Share - Diluted                        $     0.51    $     0.24    $     1.30    $     1.24
                                                    ==========    ==========    ==========    ==========

Equivalent Shares Outstanding - Basic                   28,588        28,764        28,587        29,004
                                                    ==========    ==========    ==========    ==========
Equivalent Shares Outstanding - Diluted                 30,342        29,240        30,343        30,086
                                                    ==========    ==========    ==========    ==========

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CONSOLIDATED BALANCE SHEETS (UNAUDITED)
IN THOUSANDS

                                                 SEPTEMBER 30,    DECEMBER 31,
                                                     1999             1998
                                                 -------------    ------------
Assets:
   Cash and Investments                            $119,062         $105,907
   Accounts Receivable                               36,087           44,471
   Inventories                                       93,556           88,138
   Other Current Assets                              45,811           39,535
   Property and Equipment, Net                       49,718           37,448
   Other Assets                                      41,067           32,684
                                                   --------         --------
Total Assets                                       $385,301         $348,183
                                                   --------         --------
Liabilities and Stockholders' Equity:
   Current Liabilities                              160,713          157,428
   Other Liabilities                                 34,238           26,944
   Stockholders' Equity                             190,350          163,811
                                                   --------         --------
Total Liabilities and Stockholders' Equity         $385,301         $348,183
                                                   ========         ========